Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following is a copy of the email that was sent to all employees of Progress Energy Service Company, LLC on January 10, 2011 regarding the merger of Progress Energy, Inc. and Duke Energy Corporation:

Message from John McArthur, Mark Mulhern and Paula Sims to Service Company employees

This has been an eventful and emotional day, and there are many more questions than answers at this point. Understandably, that is an uncomfortable place for many of us, especially in the Service Company.

After we strip away the initial surprise and emotion, we can see that the combination makes very good business sense. Duke Energy is one of the companies that we have benchmarked ourselves against for many years, because, like us, Duke has long been an industry leader in many facets of utility operations and customer service. Our companies have similar histories, operations, customer bases and commitments to excellence.

Although we don’t know specifically how this combination will play out for each employee, there are several important things we do know.

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First, the process of gaining regulatory approval and integrating our organizations will take approximately one year, and there will be no job reductions before the merger is approved. And even then, the transition to a single company will take place in phases over a multi-year transition. That time will help reduce the impact through attrition and managing vacancies.

We’ve announced an integration team, and Paula Sims will lead that effort for our company. That team will be working to put together the strongest organization with the most capable people available from both companies. As we have information about what the new organization will look like and how it will be staffed, we will share it with you.

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Second, we will move through the integration of our companies thoughtfully and with sensitivity. Many of our employees will be part of the new combined company, and there will be enhanced professional opportunities from being part of a larger organization spanning six states. Understandably, the question of layoffs is on your minds. Here’s what we know:

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We anticipate there will be job reductions at both companies as we merge operations in the years ahead. We do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

•	No positions will be eliminated until the merger is approved, which we expect to take about a year. And reductions will be phased in over several years.

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The comprehensive analysis led by Paula’s team will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

•	In the future when positions are eliminated, the companies will provide severance benefits for those not placed in the new organization.

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Finally, many of our current senior leaders will be a part of the new organization (see attached organizational chart), and there will continue to be significant utility operations and support functions in Raleigh. And many utility functions in our service areas are not expected to see significant changes.

Combining our companies creates a larger, financially stronger company with the size and scale necessary to meet the many challenges we face as an industry, including regulatory and technology changes, the need to replace aging infrastructure and constantly increasing customer expectations. The combined company will be able to do these things at a lower overall cost to our customers and a better upside for our shareholders, including all of us.

Answers to our questions will not come all at once, and I’m sure the flow of information will seem slow at times. But be assured, we will share as much information as we can, as soon as we can. We will establish communication tools, both formal and informal, to provide specifics on the integration and to monitor and answer specific employee questions and concerns.

With this pending change, it will be more important than ever for us to pay attention to safety. Please remain focused on your important work every hour, every mile, every day. And thank you for the tremendous effort and dedication that are so evident in your daily work.

John McArthur

Mark Mulhern

Paula Sims

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As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website www.progress-energy.com under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Progress Energy and Duke Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.